                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF MAY , 2002

                           ________________________


                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
            (Exact name of Registrant as specified in its Charter)

                   MAXCOM TELECOMMUNICATIONS, INC.
               (Translation of Registrant's name into English)


                           ________________________


                      Guillermo Gonzalez Camarena No. 2000
                       Colonia Centro de Ciudad Santa Fe
                               Mexico, DF 01210
            (Address of Registrant's principal executive offices)

                           ________________________


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __x__ Form 40-F ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No __x__

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

                                                                       EXHIBIT 1

[MAXCOM LOGO]

For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
investor.relations@maxcom.com                   lucia.domville@citigatedr-ny.com


                      MAXCOM TELECOMUNICACIONES ANNOUNCES
                      -----------------------------------
                      FIRST QUARTER 2002 UNAUDITED RESULTS
                      ------------------------------------


- Solid Balance Sheet after Debt Restructuring and US$66.2 million New Equity
- 57% increase in revenues, 1Q02 vs. 1Q01
- Lines in service grew 201%, 1Q02 vs. 1Q01
- 302% increase in paid customer base, 1Q02 vs. 1Q01
- 60% reduction in EBITDA loss, 1Q02 vs. 1Q01
- Received regulatory approval to increase our neutral capital structure up to
  95%
- Hired new Vice President of Sales to strengthen senior management team


Mexico City, Mexico, May 6, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, today announced its unaudited results for the first quarter of 2002.


LINES:
------

The number of lines in service at the end of 1Q02 increased 201% to 85,339 lines from 28,352 lines at the end of 1Q01, and 9% when compared to 77,981 lines in service at the end of 4Q01.

During 1Q02, 17,259 new lines were installed, a 187% increase compared to 6,024 new installed lines during 1Q01 and 32% less when compared to 25,407 lines installed during 4Q01. 50% of these installations were in new clusters built during the last three months.

During 1Q02, 2,400 lines (0.9% monthly avg.) represented the voluntary churn; another 5,812 lines (2.4% monthly avg.) represented the involuntary churn. Most of the involuntary disconnections were from lines sold in old clusters built before April 2001 under aggressive promotion plans. Additionally, 1,110 lines were disconnections from high usage customers, in line with our strategy of not retaining this kind of low margin customers.

Inventory of constructed lines at the end of the quarter was 37,816 lines: of which 12,685 lines were from clusters built more than one-year ago; and, the remaining lines are from new clusters.

"In spite of a very tight capital conservation environment instituted at Maxcom while the debt restructuring and capital raising efforts where underway, we were able to cautiously reinitiate our expansion with the addition of 14,000 new lines during the quarter. We managed to accomplish this by controlling our operating expenses and with the help of some of our very supportive vendors and suppliers", said Fulvio Del Valle, President and Chief Executive Officer of Maxcom, and he added "with the hiring of Cesar Castillo as Vice President of Sales and Commercial Operations, besides strengthening the management team, we will reinforce the sales activity focusing on business lines while consolidating our residential segments".

CUSTOMERS:
----------

Total customers grew 302% to 53,059 at the end of 1Q02, from 13,208 at the end of 1Q01; and 12% when compared to 47,196 customers as of December 31, 2001, reflecting the Company's continued effort to strengthen and diversify its customer base.

The growth in number of customers by region was: (i) in Mexico City, 411% increase from 1Q01 and 9% increase from 4Q01; and (ii) in Puebla, 249% increase from 1Q01 and 15% increase from 4Q01.

The growth in number of customers by segment was: (i) business customers, 42% increase from 1Q01 and 15% increase from 4Q01; and (ii) residential customers, 367% increase from 1Q01 and 12% increase from 4Q01.

REVENUES:
---------

Revenues for 1Q02 increased 57% to Ps$103.6 million from Ps$65.9 million reported in 1Q01. The net change in revenue reflects: a 201% increase of lines in service partially offset by a 29% decrease in the total business ARPU, from US$126 in 1Q01 to US$89 in 1Q02. The decrease in ARPU was primarily the result of a combination of a 73% reduction in revenues from high usage customers and a change in mix from 60/40 business to residential in 1Q01 to 28/72 line mix in 1Q02. On the positive side, however, Maxcom continues to show improvement in its core small and medium size enterprise market where it experienced a 29% growth in ARPU between 1Q01 and 1Q02.

Revenues for 1Q02 decreased 10% from Ps$114.9 million reported in 4Q01. The net change in revenue reflects: (i) 9% increase of lines in service; (ii) 8% decrease in the total business ARPU, from US$97 in 4Q01 to US$89 in 1Q02, basically driven by a 26% reduction in revenues from high usage customers; and,
(iii) 25% reduction in residential ARPU, from US$44 in 4Q01 to US$33 in 1Q02, as a consequence of lower installation charges due to a 32% decrease in installed lines in 1Q02 when compared to 4Q01.

"We continued to focus on maximizing our revenues while keeping a very tight control on expenses in order to utilize our limited capital on the best capex alternatives based on our time-to-revenue and time-to-profitability approaches. This in turn will support the revenue stream required for EBITDA breakeven" said Eloisa Martinez, Chief Financial Officer of Maxcom.

COST OF NETWORK OPERATION:
--------------------------

Cost of Network Operation in 1Q02 was Ps$44.5 million, an 89% increase when compared to Ps$23.6 million in 1Q01. This increase was mainly generated by: (i) Ps$14.4 million or 61% increase in network operating services and technical expenses due to a 201% growth in lines in service; and, (ii) the inclusion of installation expenses and cost of disconnected lines in the amount of Ps$6.5 million (on a pro forma basis, these costs would have been Ps$5.9 million in
1Q01).

Cost of Network Operation decreased 17% when compared to Ps$53.7 million in 4Q01. This net decrease was mainly generated by: (i) lower installation expenses of Ps$7.6 million due to a 32% decrease in installed lines; (ii) Ps$6.7 million higher inventory reserve in 4Q01; (iii) 11% decrease in reselling costs due to a shift towards more competitive carriers' tariffs; and, (iv) higher maintenance expenses and interconnections costs, driven by the growth in lines in service.

SG&A:
-----

SG&A expenses were Ps$93.2 million in 1Q02 and Ps$127.8 million in 1Q01. The 27% net decrease was mainly originated by: (i) non-recurrent extraordinary expenses in 1Q01 of Ps$50.4 million related to consulting and executive recruiting fees, one-time executive compensation and incentive expenses, labor related taxes and bad debt provisioning; (ii) lower marketing expenses by Ps$4.2 million as the company decided to put on hold most of its marketing projects during the restructuring process, partially offset by: (i) higher leasing costs of Ps$4.6 million; (ii) higher bad debt provisioning of Ps$4.6 million; (iii) severance payments of Ps$3.5 million; (iv) Ps$3.7 million higher sales commissions; (v) net increase in labor by Ps$2.5 million; and, (vi) higher maintenance expense of Ps$1.1 million.

SG&A decreased Ps$19.2 million or 17%, from Ps$112.4 million in 4Q01. The net decrease was mainly originated by: (i) Ps$13.1 million lower salaries and benefits as a result of February 02 headcount reduction; (ii) Ps$2.8 million lower sales commissions; (iii) Ps$2.9 million lower marketing expenses; and,
(iv) higher bad debt provisioning of Ps$3.4 million as a result of the involuntary churn of the quarter.

EBITDA:
-------

EBITDA for 1Q02 was a negative Ps$34.1 million which compares favorably with a negative Ps$85.5 million reported in 1Q01 and negative Ps$51.1 million in 4Q01. EBITDA margin improved from a negative 130% in 1Q01 and negative 44% in 4Q01, to a negative 33% in 1Q02.

Even though during the month of March 02, EBITDA was still negative Ps$7.7 million, it was 56% better than February 02 EBITDA; 15% better than January 02 EBITDA and 32% better than the 1Q02 average. This improvement is in line with the Company's expectations to achieve positive EBITDA margins between the end of 2Q02 and the beginning of 3Q02.

CAPITAL EXPENDITURES:
---------------------

Capital Expenditures for 1Q02 were Ps$59.1 million, a 138% increase when compared to Ps$24.8 million in 1Q01 and a 44% decrease when compared to Ps$105.1 million in 4Q01.

CASH POSITION:

Maxcom's Cash position at the end of the first quarter of 2002 was Ps$241.0 million, Ps$54.6 million in Cash and Cash Equivalents and Ps$186.4 million in Restricted Cash (deposited into an escrow account to guarantee April 1, 2002 coupon for the Series B Senior Notes due 2007), compared to Ps$1,016.7 million in Cash and Cash Equivalents, and Ps$599.7 million in Restricted Cash at the end of 1Q01, and compared to Ps$174.6 million in Cash and Cash Equivalents, and Ps$189.0 million in Restricted Cash at the end of 4Q01.

EXCHANGE OFFER AND PRIVATE EQUITY INVESTMENT:

On April 29, 2002, Maxcom successfully concluded the exchange offer for 94.3% of its Series B Senior Notes and the US$66.2 million Private Equity Investment. The following table sets forth Maxcom's cash and cash equivalents and capitalization on a consolidated basis as of March 31, 2002, as adjusted to give effect to the consummation of the exchange offer and the private equity investment. Please refer to the Offering Circular dated March 14, 2002, for further details on the adjustments.

                                            Actual                      As Adjusted
                                      ----------------------       -------------------------
                                        Pesos       Dollars          Pesos         Dollars
                                      ---------    ---------       ---------     -----------
                                            Thousands of constant March 31, 2002 Pesos
                                                  and Thousands of U.S. Dollars
Cash and cash equivalents        Ps.    54,615    $    6,052    Ps.   612,837     $   67,910
Restricted cash                        186,404        20,656          186,404         20,656
                                     ---------    ----------    -------------     ----------
    Total Cash                         241,019    $   26,708    Ps.   799,241     $   88,565
                                     =========    ==========    =============     ==========
Long term debt:
    New Notes                                                   Ps. 1,489,725     $  165,079
    Old Notes                    Ps. 2,417,293    $  267,865          140,687         15,590
                                     ---------    ----------    -------------     ----------
    Total Debt                   Ps. 2,417,293    $  267,865    Ps. 1,630,411     $  180,669
Shareholders Equity:
Capital stock and additional
paid in Capital                      1,090,825       120,876        2,490,897        276,021
Accumulated Deficit                 (1,423,038)     (157,690)      (1,471,520)      (163,062)
                                 -------------    ----------      -----------    -----------
  Total Shareholders' equity          (332,213)      (36,813)       1,019,377        112,959
    Total Capitalization         Ps. 2,085,080    $  231,052      $ 2,649,788    Ps. 293,628
                                 =============    ==========      ===========    ===========

                                     # # #

A conference call will be held to discuss 1Q02 unaudited results on Tuesday, May 7, 2002 at 11:00 a.m. New York City time / 10:00 a.m. Mexico City time. To participate, please dial + (913) 981-5501, confirmation code # 147820 ten minutes prior to the start of the call.


Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the City of Puebla.

                                     # # #

                  (Tables and Financial statements to follow)

LINES                        1Q01       4Q01       1Q02    vs. 1Q01  vs. 4Q01
-----------------------------------------------------------------------------
MEXICO CITY
Business Lines             13,548     18,290      18,972     40%       4%
Residential Lines           3,406     23,583      25,516    649%       8%
-----------------------------------------------------------------------------
PUEBLA
Business Lines              3,476      4,331       4,950     42%       14%
Residential Lines           7,922     31,777      35,901    353%       13%
-----------------------------------------------------------------------------
    TOTAL                  28,352     77,981      85,339    201%        9%
-----------------------------------------------------------------------------

CUSTOMERS                    1Q01       4Q01       1Q02   vs. 1Q01   vs. 4Q01
-----------------------------------------------------------------------------
Business                    2,639      3,267       3,741     42%       15%
Residential                10,569     43,929      49,318    367%       12%
-----------------------------------------------------------------------------
    TOTAL                  13,208     47,196      53,059    302%       12%
-----------------------------------------------------------------------------
Mexico City                 4,285     20,059      21,884    411%        9%
Puebla                      8,923     27,137      31,175    249%       15%
-----------------------------------------------------------------------------


TRAFFIC                            1Q01                   4Q01                      1Q02
----------------------------------------------------------------------------------------------------
Million Minutes          Jan   Feb  Mar   Total   Oct   Nov   Dec   Total   Jan   Feb   Mar   Total
----------------------------------------------------------------------------------------------------
Inbound                  79.3  56.0  59.8  195.1   54.5  53.4  50.8  158.8   58.5  52.4  54.2  165.0
Outbound                 53.2  56.3  61.8  171.3   70.4  69.4  63.0  202.8   72.5  71.5  77.3  221.3

Outbound Local            96%   95%   95%    95%    96%   95%   94%    95%    94%   95%    95%   95%
Outbound LD               4%    5%     5%     5%     4%    5%    6%     5%     6%    5%     5%    5%
----------------------------------------------------------------------------------------------------

                    ARPU (US$)                   1Q01       4Q01      1Q02
                    -------------------------------------------------------
                    Business
                      Monthly Charges         $ 28.85     $30.93     $26.93
                      Usage                   $ 97.03     $60.09     $57.28
                      Subtotal                $125.87     $91.02     $84.22
                      Non-recurring           $  0.39     $ 5.73     $ 4.79
                      Total Business          $126.26     $96.75     $89.00
                    -------------------------------------------------------
                    Residential

                      Monthly Charges          $17.95     $21.22     $19.38
                      Usage                    $15.52     $14.20     $12.00
                      Subtotal                 $33.47     $35.42     $31.38
                      Non-recurring            $ 0.32     $ 8.88     $ 1.21
                    Total Residential          $33.79     $44.29     $32.59
                    -------------------------------------------------------
                    Company
                      Monthly Charges          $24.69     $24.13     $21.47
                      Usage                    $65.89     $27.96     $24.51
                      Subtotal                 $90.58     $52.09     $45.97
                      Non-recurring            $ 0.36     $ 7.93     $ 2.19
                    Total Company              $90.95     $60.03     $48.17
                    -------------------------------------------------------

           MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
                  CONSOLIDATED BALANCE SHEET

     (Thousands of Mexican pesos "Ps" with purchasing power as of March 31, 2002 and thousands of US Dollars "$")

                                           March 31, 2001 (*)         December 31, 2001            March 31, 2002
                                     -------------------------    ------------------------    ------------------------
                                         Pesos      US Dollars       Pesos      US Dollars       Pesos      US Dollars
                                     ------------    ---------    -----------    ---------    -----------    ---------
          ASSETS
CURRENT ASSETS:
Cash and cash equivalents            Ps 1,016,664    $ 112,659     Ps 174,571    $  19,345      Ps 54,615    $   6,052
Restricted cash                           599,663       66,450        188,954       20,938        186,404       20,656
                                     ------------    ---------    -----------    ---------    -----------    ---------
                                        1,616,327      179,108        363,525       40,283        241,019       26,708
Accounts receivable:
  Customers, net of allowance
  of Ps 25,810                             26,981        2,990         58,555        6,489         60,002        6,649
  Value added tax refundable               17,778        1,970         13,962        1,547         20,303        2,250
  Other sundry debts                        6,012          666         12,429        1,377          9,905        1,098
                                     ------------    ---------    -----------    ---------    -----------    ---------
                                           50,771        5,626         84,947        9,413         90,210        9,996
Inventory                                  11,662        1,292         28,842        3,196         25,007        2,771
Prepaid expenses                           12,399        1,374         10,422        1,155         12,491        1,384
                                     ------------    ---------    -----------    ---------    -----------    ---------
    Total current assets                1,691,160      187,401        487,735       54,047        368,728       40,859
Frecuency rights, Net                     110,632       12,259        106,044       11,751        104,514       11,581
Telephone network systems &
  Equipment, Net                        1,149,652      127,395      1,384,634      153,434      1,386,622      153,654
Preoperating expenses, Net                247,316       27,406        224,408       24,867        216,766       24,020
Intangible Assets, Net                    319,740       35,431        302,977       33,573        323,118       35,805
Other assets                                6,982          774         31,672        3,510         29,882        3,311
                                     ------------    ---------   ------------    ---------   ------------    ---------
    Total assets                     Ps 3,525,482    $ 390,665   Ps 2,537,469    $ 281,182   Ps 2,429,631    $ 269,232
                                     ============    =========   ============    =========   ============    =========
          LIABILITIES
CURRENT LIABILITIES:
Current Maturities of Long
  Term Debt                              Ps 2,876    $     319                                      Ps --    $      --
Ct Global Telecomm                          1,382          153                                         (0)          (0)
Interest Payable                          216,185       23,956     Ps 100,279    $  11,112        180,206       19,969
Accrued expenses and other
  accounts payable                        121,960       13,515        140,941       15,618        141,113       15,637
Customers deposits                          5,411          600          3,797          421          1,796          199
Payroll and other taxes
  payable                                  11,802        1,308         17,725        1,964         21,435        2,375
                                     ------------    ---------    -----------    ---------    -----------    ---------
    Total current liabilities             359,615       39,850        262,743       29,115        344,551       38,180
LONG-TERM LIABILITIES:
Senior notes, net                       2,906,846      322,113      2,467,932      273,476      2,417,293      267,865
Loans and notes payable                       624           69             --           --              0            0
                                     ------------    ---------    -----------    ---------    -----------    ---------
    Total liabilities                Ps 3,267,085    $ 362,032   Ps 2,730,675    $ 302,591   Ps 2,761,843    $ 306,045
                                     ============    =========   ============    =========   ============    =========
          SHAREHOLDERS' EQUITY
Capital stock                           1,217,164      134,876        987,337      109,409        987,337      109,409
Additional paid-in capital                129,717       14,374        103,488       11,468        103,488       11,468
Accumulated deficit                      (880,377)     (97,556)      (623,399)     (69,080)    (1,284,030)    (142,286)
Net loss for the period                  (208,106)     (23,061)      (660,631)     (73,206)      (139,007)     (15,404)
                                     ------------    ---------    -----------    ---------    -----------    ---------
    Total shareholders' equity         Ps 258,397    $  28,633    Ps (193,206)   $ (21,410)   Ps (332,213)   $ (36,813)
                                     ============    =========    ===========    =========    ===========    =========
                                     Ps 3,525,482    $ 390,665    Ps2,537,469    $ 281,182    Ps2,429,631    $ 269,232
                                     ============    =========    ===========    =========    ===========    =========

                MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
                 CONSOLIDATED STATEMENT OF OPERATIONS
                  YEAR 2001 AND 2002 QUATERLY PERIODS

         (Thousands of Mexican pesos "Ps" with purchasing power as of March 31, 2002 and thousands of US Dollars "$")

                                          January 1 to                           October 1 to                   January 1 to
                                        March 31, 2001 (*)                    December 31, 2001                March 31, 2002
                              -----------------------------------      ------------------------------   ---------------------------
                                   Pesos      US Dollars       %        Pesos    US Dollars        %       Pesos   US Dollars    %
                              ------------    ---------       ---      --------    --------       ---   ----------   ---------  ---

REVENUES                         Ps 65,859    $   7,298       100%   Ps 114,989   $  12,742       100%   Ps103,554   $ 11,475   100%
  Network operating services        15,945        1,767        24%       25,326       2,806        22%      26,583      2,946    26%
  Technical expenses                 7,624          845        12%       15,007       1,663        13%      11,336      1,256    11%
  Installation expenses                 --           --         0%       13,377       1,482        12%       6,540        725     6%
                              ------------    ---------                --------    --------             ----------   ---------
  Cost of Network Operation         23,569        2,612        36%       53,710       5,952        47%      44,460      4,927    43%
GROSS PROFIT                        42,290        4,686        64%       61,279       6,790        53%      59,094      6,548    57%
  SG&A                             127,820       14,164       194%      112,421      12,458        98%      93,176     10,325    90%
                              ------------    ---------                --------    --------             ----------   ---------
EBITDA                             (85,530)      (9,478)     -130%      (51,142)     (5,667)      -44%     (34,082)    (3,777)  -33%
  Depreciation and
    amortization                    61,692        6,836                  76,781       8,508                 69,919      7,748
                              ------------    ---------                --------    --------             ----------   ---------
Operating Loss                    (147,223)     (16,314)               (127,923)     14,175)              (104,001)   (11,525)
Comprehensive (Income) Cost
  of Financing:
  Interest expenses                112,193       12,432                  96,290      10,670                 91,380     10,126
  Interest income                  (25,411)      (2,816)                (21,849)     (2,421)                (2,339)      (259)
  Early extinguishment
    of debt                             --           --                (122,645)    (13,591)                    --         --
  Exchange (income)
    loss, net                      (13,351)      (1,479)               (102,408)    (11,348)               (29,755)    (3,297)
  Gain on net monetary
    position                       (12,946)      (1,435)                (22,681)     (2,513)               (26,656)    (2,954)
                              ------------    ---------                --------    --------             ----------   ---------
                                    60,485        6,702                (173,293)    (19,203)                32,629      3,616
Non-recurring charges                  399           44                     549          61                    660         73
Extraordinary Items 2000                --           --                  26,739       2,963                     --         --
Special expenses                        --           --                   6,806         754                     --         --
Asset Reserve 2001                      --           --                   5,769         639                     --         --
                              ------------    ---------                --------    --------             ----------   ---------
                                        --           --                  39,314       4,356                     --         --
INCOME (LOSS) BEFORE TAXES        (208,106)     (23,061)                  5,508         610               (137,290)   (15,213)
Provisions for:
  Asset Tax                             --           --                     759          84                  1,540        171
  Income Tax & Profit
    Sharing                             --           --                      --          --                    177         20
  Total Provisions                      --           --                     759          84                  1,717        190
                              ------------    ---------                --------    --------             ----------   ---------
NET INCOME (LOSS)               Ps(208,106)   $ (23,061)               Ps 4,749    $    526             Ps(139,007)  $(15,404)
                              ============    =========                ========    ========             ==========   ========

---------
(*) NOTES TO FINANCIAL STATEMENTS:

1Q01 results include the following reclassifications (as reported in 2Q01) to normalize and make comparable numbers with 1Q02 results.

1)  Consolidated Balance Sheet:

    a) Sundry debtors in 1Q01 were reclassified from "Other assets" into "Other sundry debtors".

    b) Guaranty deposits in 1Q01 were reclassified from "Prepaid expenses" into "Other assets".

    c) Intangible assets in 1Q01 were reclassified from "Other assets" and "Telephone network systems & equipment" into "Intangible assets".

2)  Consolidated Statement of Operations:

    a) Technical expenses. In 1Q01 technical expenses were included in "SG&A", now they were reclassified into "Cost of Network Operations".

                                  SIGNATURE
                                  ---------

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            ----------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel



Date: May 7, 2002